ARNALL GOLDEN GREGORY LLP
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                                                      Direct phone: 404-873-8706
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                                                      E-mail: Robert.Dow@agg.com
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                               September 21, 2006


VIA EDGAR

Securities & Exchange Commission
ATTN:  Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

     Re: VSI Liquidation Corp.
         Post-Effective Amendment No. 1 to Registration Statement on Form S-8 SEC File Number: 33-50656
         Form A-W Application for Withdrawal

Ladies and Gentlemen:

     VSI Liquidation Corp. hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 (File No. 33-50656). The Post-Effective Amendment was filed incorrectly as form type POS AM; it should be filed as form type S-8 POS. We will re-file it under the correct form type.

     Accordingly, the Company is requesting that the Post-Effective Amendment filed on September 19, 2006 (Accession # 0000914062-06- 000497) be withdrawn, and is re-filing a post-effective amendment to the Registration Statement that will be correctly labeled as a S-8 POS and will contain identical disclosure. Please contact Robert Dow at (404) 873-8706 should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.

                                  Very truly yours,


                                  /s/ Robert F. Dow
                                  Robert F. Dow